PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit H

                                 Customer Sites

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites


Document Information

  Project Manager:
  Prepared by:


  Document Version       V 1.0
  No.:
  Preparation Date:


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites

TABLE OF CONTENTS
   DOCUMENT INFORMATION................................................   2
1    CUSTOMER SITES....................................................   4


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites

1   CUSTOMER SITES

Table 1 details the Customer sites for which HP-OMS will provide the Services under this agreement. Service provision for Customer sites marked as Remote Site is detailed in EXHIBIT B SECTION 5.7.

TABLE1: CUSTOMER SITES

        Number                Country                          Site
        ------              -----------             -------------------------
           1                  Belgium                       Brussels *
           2                  Belgium                          [**]
           3                   China                           [**]
           4                   China                           [**]
           5                  Denmark                        (USDATA)
           6                   France                      Juoy-en-Jose
           7                   France                          [**]
           8                  Germany                          [**]
           9                  Germany                          [**]
          10                  Germany                          [**]
          11                  Germany                          [**]
          12                  Germany                Neu-Isenberg (Frankfurt)
          13                  Germany                          [**]
          14                   Israel                       Hertezlia
          15                   Italy                           [**]
          16                   Italy                     Segrate (Milan)
          17                   Italy                           [**]
          18                   Japan                          Tokyo
          19                   Korea                          Seoul
          20                Netherlands                        [**]
          21                 Singapore                      Singapore
          22                   Sweden                          [**]
          23                   Taiwan                         Taipei
          24                    U.K.                       Leatherhead
          25                    U.K.                           [**]
          26                   U.S.A                Morgan Hill (San Jose CA)
          27                   U.S.A                           [**]
          28                   U.S.A                     Portsmouth (NH)
          29                   U.S.A                   Richmond (Dallas TX)
          30                   U.S.A                           [**]

* The above sites as defined as Remote Site.


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